Wendy's International, Inc.

Two Quality Brands,
One Great Company



# BUILDING ON OUR FOUNDATION

## Quality Food, Quality People, Quality Service



2001

Summary Annual Report to Shareholders

# DEAR FELLOW SHAREHOLDERS:

## As we look to the future, it is reassuring to know that our Company is built on a solid foundation. We have a successful, long-term track record and two quality brands with Wendy's® and Tim Hortons.® We delivered good results in 2001 and we have positive momentum entering 2002.

It is bittersweet that we reflect on the Company's strong position just a few months after our founder Dave Thomas passed away. Everyone in the Wendy's family is deeply saddened by his passing. Dave built a solid foundation for Wendy's over the past 32 years based on a simple idea: serve quality food and treat customers the right way. We've embraced these principles and they are at the cornerstone of everything we do.



Dave's legacy has many dimensions. He was one of America's most familiar faces from appearing in more than 800 commercials over the past 13 years. His message was simple: "Quality is Our Recipe.®" But Dave was much more than our spokesman. He was a friend and mentor to thousands of franchisees and others in the restaurant business. He was a tireless advocate for adoption, and through his considerable efforts he brought hope and joy to children and families everywhere. And, he was a gentle philosopher with a genius rooted in simplicity. "Be nice and give something back," Dave often said.

Jack Schuessler, *Chairman and Chief Executive Officer*



With Dave's passing, the torch has been passed to thousands of employees and franchisees. While we will never be able to replace him, we will sustain his vision, values and ideals.

### Significant progress in 2001

There is much to share with you about the past year in our summary annual report, including our key accomplishments, financial results and additions to our executive team. As you review the report, be assured that our No.1 goal is to create value for our key stakeholders, including our shareholders, customers, employees, franchisees and suppliers. We are serious about operating our business with proper balance for each of our stakeholders because they are all important.

Our most significant accomplishment was the implementation of a strategic plan focusing on the long-term success of the Company (see pages 10-13). We've used the core elements of the plan to guide our direction over the past year and to prioritize our initiatives. The strategic plan emphasizes our commitment to superior restaurant operations, which is a hallmark of Wendy's and Tim Hortons. There's one thing that's always true in the restaurant business – you have to get better every day at the basics. That means serving hot food and cold drinks, being friendly to customers, and providing fast and accurate orders. We believe this is our strongest competitive advantage and we intend to enhance our leadership position.

We strengthened Wendy's brand position in the competitive quick-service restaurant industry, gaining market share over the past five years. Wendy's earned the No.1 rating in the 2001 QSR Drive-Thru Study for fastest service and overall ranking from *QSR Magazine* and lowered our annual crew turnover to the lowest level (163%) in more than 10 years. We also grew Late Night sales by 21% and dominated consumer ratings: of 58 attribute categories that an independent research firm tracks for us on a quarterly basis in the U.S. – including highest quality, best tasting food, cleanest restaurants and corporate values – consumers rate Wendy's No.1 most often versus our competitors.

Wendy's also opened its newest sandwich bun baking facility in Ohio to ensure consistency of product and meet expanding demand for buns within our system.

Our Tim Hortons brand strengthened its leadership position in Canada with one of the strongest sales performances in the industry. This is important considering Tim Hortons generates about one-quarter of our revenues and about one-third of our pretax income. The chain's operators and franchisees focused on our Always Fresh™ coffee pledge, delicious array of baked goods and Tim's Own® sandwiches and soups.

Tim Hortons entered into a joint venture with IAWS Group/Cuisine de France® in 2001 to build par-baking plants in Canada. Beginning in late 2002, the plants will produce sandwich baguettes and confectionery items for the Tim Hortons chain.

### Company produced solid financial results

Our business showed resiliency over the past year, especially during the weeks following the September 11th terrorism tragedy. A detailed review of our financial results is contained in our Financial Statements that accompany this report. Here are the highlights for 2001:

- Systemwide sales grew 7.8% to an all-time high of $8.3 billion and total revenues increased 6.9% to a record $2.4 billion.

- The Company and our franchisees opened 535 new restaurants systemwide as our development team and operators did a great job of meeting our new unit goals for the second consecutive year. The Company's total systemwide restaurants reached an all-time high of 8,206, consisting of 6,043 Wendy's and 2,163 Tim Hortons.

- Same-store sales grew 2.1% at Wendy's U.S. company restaurants, and average net sales at Wendy's U.S. company restaurants reached an all-time high of $1.34 million.

- Same-store sales at Tim Hortons restaurants in Canada grew 7.8%, and average net sales at Tim Hortons standard units in Canada reached an all-time high of $1.46 million (Canadian). Same-store sales at Tim Hortons restaurants in the U.S. grew 7.7%.

- One challenging area was Wendy's domestic operating margin, which declined 160 basis points in 2001 to 14.9%. The Company faced significantly higher costs for beef (up 13%) and lower than expected sales leverage on labor costs. Utility costs were also higher than a year ago.

- General and administrative costs only increased 3.8% for the year, which was well below our 6.9% increase in revenues. We are very proud of the job our employees did to control costs in a tough environment.

- Net income was a record $194 million and diluted earnings per share were $1.65. Net income grew 14.1% over a year ago and EPS increased 14.6%. Excluding a non-recurring charge of $18 million pretax in the fourth quarter of 2000 for closing our Argentina market, net income increased 6.9% and EPS increased 7.8%.

- The Company purchased 11.3 million shares of Wendy's common stock in 2001 for $287 million. Since initiating a share repurchase program in 1998, we've bought a total of 33.1 million shares for $779 million.

As these numbers demonstrate, our Wendy's North America business is strong and continues to grow despite tough economic conditions and some cost



**Annual Report – Contents**

challenges. Our International Wendy's business was profitable in 2001 and continues to improve its contribution. And, Tim Hortons' outstanding performance in Canada was a key to our quality earnings.

### Strong leadership team

We have an outstanding management team in place with a great depth of experience in the restaurant industry and business. It includes Kerrii Anderson, who is an exceptional chief financial officer. She provides leadership and valuable counsel based on her 14 years as CFO and board member for other publicly held companies. Three experienced restaurant executives lead our operations team with Tom Mueller at Wendy's North America, Paul House at Tim Hortons and Brion Grube leading our International Wendy's division.

As a result of strategic needs, over the past year we strengthened our senior management team. John Deane joined the Company as senior vice president of information technology and has rapidly raised the bar on technology throughout the organization. We also added Jonathan Catherwood as senior vice president of mergers and acquisitions to better position the Company for long-term growth.

During the past year, we had another change at the executive level. Tim Hortons co-founder Ron Joyce retired from management and stepped down from the Company's board of directors to pursue other interests. He continues to serve as chairman of the Tim Horton Children's Foundation™ and remains a major shareholder of Wendy's with 5.7 million shares. We thank Ron for 37 years of leadership at Tim Hortons and for entrusting the current management team with the future of the brand.

### Strategic focus guides Wendy's

We are determined to stay focused on our core businesses of Wendy's North America and Tim Hortons Canada because they generate the lion's share of our revenue and income. We are confident about the future of the Company because our brands are exceptionally strong and we have a clear vision.

Innovation is the cornerstone of our business as evidenced by our new Garden Sensations™ salads at Wendy's and Chili in a Bread Bowl at Tim Hortons. For us, it's always about great food. At the same time, we continue to innovate with ideas such as our Service Excellence® program, which enables our crew to deliver faster service times at the front counter and pick-up window at Wendy's. At Tim Hortons, we are implementing a Tandem Team system that we believe will enhance service.

Our evolving businesses are making progress, as well. Our International Wendy's division is implementing a new strategic plan, focusing on the Americas. Meanwhile, our Tim Hortons U.S. division is making progress with improved restaurant operations. The U.S. division is on track with its business plan to deliver a profit in 2003 and we are optimistic about expanding into additional markets. We believe Tim Hortons U.S. could become a growth opportunity for the Company.

We are pursuing new opportunities to provide additional growth engines for the future. Our newest venture was announced in February 2002. We invested $10 million for a minority position in Cafe Express®, a pioneer in the "fast-casual" restaurant segment. We are optimistic about the future of Cafe Express and plan to help them expand over the next three to four years from their 13-store base. They have an excellent management team that will stay in place to ensure quality control. And, we will add value with our core competencies such as site selection, restaurant operations and supply chain management. To learn more about Cafe Express, please visit their web site at www.cafe-express.com.

Our financial goal is to produce 12% to 15% annual EPS growth over the long-term, while at the same time managing the Company in a high quality manner. We look forward to sharing more with you about our strategies and initiatives throughout the year. Please see our web site (www.wendys-invest.com) for the most current news about Wendy's International, Inc.

As always, we thank you for your support as fellow shareholders and as customers of Wendy's and Tim Hortons.

Sincerely,



John T. Schuessler
*Chairman and Chief Executive Officer*

**What are your principles as Chief Financial Officer?**

Our Company is built on trust at every level, and management has the responsibility to operate the business with honesty and integrity. These are core values of Wendy's International, Inc. It is imperative that we manage key functions such as accounting, internal audit, treasury, investor relations and financial reporting to the highest of standards. Along with the members of my staff, I am committed to reporting the Company's performance with clarity. We work with our executive team to set the right tone at the top. Dave Thomas once said to me: "Always do the right thing." That was Dave's way, and it is our way.

**What are your highest priorities?**

Over the past year, we prioritized three initiatives – integrating our strategic plan, raising the bar on technology to create a competitive advantage, and further integrating finance into our business units.

STRATEGIC PLAN – During 2001, we completed a long-term plan for the entire organization, and we are prioritizing initiatives to create value for all of our stakeholders – shareholders, customers, employees, franchisees and suppliers. For example, we successfully formed a joint venture between Tim Hortons and IAWS Group/Cuisine de France to build par-baking plants in Canada. The plants will produce sandwich baguettes and confectionery items for our Tim Hortons chain. Customers will get fresher products, our franchisees will be able to reduce some labor costs in the restaurants, and we expect the Company will get a very good return on its investment.

TECHNOLOGY – I am passionate about the opportunities we have with technology at Wendy's and Tim Hortons. Our New Store Systems (see pages 24-25) will significantly improve the way we process sales at the front counter, assemble orders at the pick-up window and train employees. Our goal with technology is to partner with our business units to improve performance and reduce costs.

FINANCE – Wendy's and Tim Hortons have high performance standards for operations, marketing, human resources, development and other key functions. Over the past year, we've raised the bar in our finance departments to improve analysis of our business, make better decisions on capital allocation, provide solutions to our business leaders, and be a real partner with our operations teams and franchisees.

**How would you assess the Company's 2001 performance and health?**

2001 was a year of progress and change for Wendy's International, Inc. We delivered high quality earnings and solid overall performance in a challenging economic environment. Our strategic plan guided our efforts. We prioritized projects and key initiatives that we expect to produce a high return on our investments. We raised the bar on performance and proactively managed the balance sheet with a number of initiatives. Most significant was a $500 million universal shelf registration statement filing and the issuance under that filing of $200 million in senior notes with a fixed rate of 6.25% to partially repay commercial paper issued to finance the repurchase of shares in 2001 (which totaled 11.3 million shares). At the same time, we maintained our investment grade ratings and our strong balance sheet. Overall, we continued to deliver exceptional shareholder value in 2001. We improved our return on assets, invested capital and equity, while our stock price increased more than 11% for the year.

**How does M&A fit into the Company's long-term plans?**

We developed a framework for M&A as part of our 10-year strategic plan. As our core businesses of Wendy's North America and Tim Hortons Canada mature over the next decade, we want to develop new business opportunities to drive our future growth. This includes vertical integration opportunities such as our new Wendy's bun baking facility that we opened in 2001, investments in small restaurant concepts, or acquisitions. The great news is that we generate strong cash flow to internally fund the growth of our core businesses and we have a strong balance sheet to invest in the future.



*Kerrii B. Anderson joined the Company in 2000 as executive vice president and chief financial officer after 14 years as CFO at M/I Schottenstein Homes, Inc. She was appointed to the board of directors in November 2000. Anderson, who is a CPA, graduated from Elon College in North Carolina. She has an M.B.A. from the Fuqua School of Business at Duke University. Anderson directs the Company's finance and accounting functions as well as strategic planning, treasury, tax, internal audit, investor relations and information technology.*

# REMEMBERING DAVE THOMAS

Dave Thomas loved his family, quality food and people above all else in life. His love of food led him to create Wendy's Old Fashioned Hamburgers® Restaurants. And his love for people inspired him to help others, especially children.



He would simply say he worked hard and gave back. But the incredible outpouring of support for Wendy's and the Thomas family confirmed that Dave's legacy will endure for generations to come.

Dave, as his family, business associates and fans of Wendy's commercials knew him, was a humble giant of the restaurant industry. His common sense philosophy shaped the operating standards and culture of his company and inspired thousands of people to reach higher and achieve more in business and life.

Dave's values, which he passed on to the Wendy's family, included simple ideas like give back to your community, treat people with respect, always do the right thing and hold on to your integrity.

Though a celebrity, he was more comfortable behind a grill than in the spotlight. He considered his success a tool to help others, especially children waiting for adoption. "I just know everyone deserves a family and love," said the man who described himself as simply a hamburger cook.

Many who shared Dave's vision joined the Wendy's family. Today, they are the torchbearers of Wendy's tradition of quality.

### Don't cut corners

It was the question every interviewer asked: "Dave, why are Wendy's hamburgers square?"

In 1969 when Dave opened the first Wendy's restaurant, his focus was clear: Make and sell the best-tasting hamburger in the business. This simple goal has driven Wendy's growth for more than three decades.

Quality was Dave's recipe, from selecting the freshest beef and produce, to cooking every hamburger to order. "To make good products, you need good ingredients," Dave said. That's why Wendy's uses 100% fresh beef served Hot 'n Juicy® with crisp, cold condiments. And every sandwich is made when the customer orders it.

Quality is also the driving force behind Tim Hortons. The baked goods are made fresh each morning, and our premium blend coffee is renowned. In fact, we put our promise on our packaging: "Always Fresh." The strong quality heritage of both concepts makes them a perfect match.

Dave's way of making quality food is the Wendy's way. "Make the products so good people tell others about the terrific experience they had," he'd advise Wendy's restaurant managers and franchisees.

So why are Wendy's hamburgers square? "Because at Wendy's we don't cut corners," Dave would say, and then he'd smile. Dave relished sharing his quality message with others.





*Dave with his wife Lorraine (left) and daughter Wendy.*



### Be loyal to the customer

Dave's early experiences, from his first restaurant job as a busboy at age 12 to being a grill man at the Hobby House and a franchisee for Kentucky Fried Chicken, taught him to understand customers and helped set the course for Wendy's innovative approach.

As a result, Wendy's became the first quick-service chain to use the pick-up window to full advantage and sell baked potatoes nationwide. Today, the Company continues to please customers with extended Late Night hours, its 99¢ Super Value Menu™ and exciting new products like Garden Sensations salads.

Dave often asked people if they believed in customer loyalty. "Sure do," many would answer. Dave would raise his eyebrow, "You do? I don't!"

Dave believed it was Wendy's job to be loyal to the customer, not the other way around. He wanted to keep the promise made in Wendy's advertising. There was one way to do that, he said: great restaurant operations.

At Wendy's, order accuracy, cleanliness, speed of service, friendly people and fresh food served hot are the keys to exceeding customer expectations. "Treat each customer as if your job depends on it, because it does," Dave would say.

Upholding these quality standards is part of Wendy's strategic plan and the heart of the Company's simple belief, "If we're loyal to the customer and keep our promise, they'll be loyal to us."

That's Dave's way. That's the Wendy's way.

### Everybody plays a role, and every role is important

Dave hoped to open a few restaurants in the Columbus, Ohio area. He never guessed his "Wendy's family" would grow to include more than 500 franchisees and surpass 6,000 stores worldwide.

As "Wendy's dad," Dave met and talked with thousands of restaurant operators and employees. Early on, they were struck by his candid advice about making fries or cleaning floors. In later years, despite his celebrity, Dave never changed. "Tell me how we can support you," he'd say. "I want you to be the best."

When Dave visited a store, he first stopped behind the counter to talk with the crew and managers. "You can't play this game from the sidelines," he told franchisees. "You have to be there every day to tell your managers, 'You're really doing a good job.' That's how you get superior performance."









Dave believed "everybody at Wendy's has a role to play, and every role is important" to Wendy's continued success. He treated people with respect and expected them to do the same for each other.

Today, the human resources programs at Wendy's and Tim Hortons reflect these same values of mutual respect and teamwork. We aim to recruit the best employees, and we reinforce the importance of fair treatment and continuous training and skill development with our People Excellence™ program.

As Dave so often said, "Wendy's starts with the letters WE, and WE can do almost anything together."

### Giving back

Dave spoke often of helping people who can't help themselves, especially children. He called it "giving back." He made charitable contributions a part of the Wendy's business early on, supporting many local charities, educational institutions and organizations that "make things happen."

In 1990, former President George Bush asked Dave to be the spokesperson for his program "Adoption Works ... for Everyone." Dave realized that sharing his childhood story of growing up adopted, and how it shaped the person he became, could help others. In 1992, he formed the Dave Thomas Foundation for Adoption™ which raises awareness and helps foster children find permanent, loving homes.



Today, the Wendy's family raises millions of dollars each year for the cause of adoption and other children's charities. The Tim Horton Children's Foundation enriches the lives of children from across Canada and parts of the U.S. by sending underprivileged kids to six outdoor adventure camps where they build self-esteem and leadership skills.

Helping children ... now that's a good investment.

### A life well-lived, a job well done

Like a builder, Dave laid the foundation for Wendy's success by convincing one person at a time that these ideals, acquired from years of experience, would build a strong business.

Long before his passing on January 8, Dave imparted his passion for upholding Wendy's quality standards to the board of directors, the management and administrative team, franchisees and restaurant employees. His enthusiasm for Wendy's and for helping others was contagious – and the Wendy's family embraced it.

It took patience, time and endless energy, but Dave left an indelible mark on Wendy's. His standard for quality and the importance he put on operating superior restaurants, being loyal to the customer, valuing people and giving back will endure – today and tomorrow.

*For more information about Dave's life, please visit www.wendys.com™*

*For additional information on our foundations:*

*www.davethomasfoundationforadoption.com™*

*www.timhortons.com™*



# BUILDING ON OUR FOUNDATION


MAXIMIZE SHAREHOLDER VALUE
THEMES
Operational Excellence
Mergers & Acquisitions
CORE VALUES
Technology
Commitment to Stakeholders
Quality
Innovation of Core Business
VISION
MISSION
To deliver superior quality products and services for our customers and communities through leadership, innovation and partnerships
Corporate Process Change
Leadership
Integrity
People
To be the quality leader in everything we do
Community Involvement
People Focus
Evolving Businesses
Financial Planning & Reporting
Continuous Improvement
Customer Satisfaction
Understanding the Consumer
Supply Chain Management

## Building on the foundation laid by our founders Dave Thomas and Ron Joyce, we implemented over the past year a long-term strategic plan for the Company. The plan clarified our mission and vision for the future, as well as our core values and key themes that drive our business plans.

Quality is the common thread in both our mission and vision. Our passion for being the best defines the Wendy's and Tim Hortons brands. Our employees and franchisees are relentless in their commitment to quality food, quality people and quality service. These elements distinguish Wendy's and Tim Hortons from the competition and we intend to build on our strengths.

### MISSION

To deliver superior quality products and services for our customers and communities through leadership, innovation and partnerships.

### VISION

To be the quality leader in everything we do.

Our core values guide nearly everything we do. They are the values that Dave and Ron started with when they developed Wendy's and Tim Hortons more than 30 years ago. Our goal is to build on the legacy of success at Wendy's International, Inc. and deliver value to all of our constituencies – shareholders, customers, employees, franchisees and suppliers. Our strategic plan sets the course, and we are enthusiastic about the future.

### CORE VALUES

We have eight core values that are timeless at Wendy's and Tim Hortons. They guide everything we do.

**Quality.** Quality in products and service is our passion; consistent excellence is our goal.

**Integrity.** We keep our promises. All actions are guided by absolute honesty, fairness and respect for every individual.

**People Focus.** We believe our people are key to our success. We value all members of our diverse family for their individual contributions and team achievements.

**Customer Satisfaction.** Satisfying internal and external customers is the focus of everything we do.

**Continuous Improvement.** Continuous improvement is how we think; innovative change provides competitive opportunities.

**Community Involvement.** Community involvement is our heritage. We actively participate and invest in the communities where we do business.

**Leadership.** We lead by example and encourage leadership qualities at all levels. Everyone has a role to play.

**Commitment to Stakeholders.** We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them.

## THEMES

Our strategic plan prioritizes the 10 most important initiatives for the Company – our Key Themes. They are focused on supporting our core businesses of Wendy's North America and Tim Hortons Canada, as well as our evolving businesses of International Wendy's and Tim Hortons U.S.

**Understanding the Consumer.** Consumers are more diverse today than ever. Their needs are constantly evolving and we must fully understand their behaviors and attitudes as we develop products to meet their lifestyles and tastes. To meet this challenge, we are more focused today than ever on collecting and analyzing information from consumers. We are fully committed to ongoing, in-depth research to identify business opportunities for our Wendy's and Tim Hortons brands and stay ahead of the competition. We are convinced that "Understanding the Consumer" is our most critical strategic initiative and plan on utilizing our superior research as the foundation for nearly every important business decision we make.



**Operational Excellence.** Wendy's and Tim Hortons are recognized as industry leaders in restaurant operational excellence. It is a unique competitive advantage that enables us to serve customers well, respond to their changing needs and attract committed franchise partners. It's also one of the key reasons we are able to produce consistent sales and earnings growth. To sustain our competitive advantages and build on them, we focus on continuous improvement in our restaurants. It's really quite simple – get better every day in every restaurant.

**Innovation of Core Business.** We firmly believe that our employees and business partners must embrace and demonstrate innovation in everything they do. Innovation is the key to growth. That's why we developed a "think tank" approach to examine future consumer needs and encourage innovation as the mind set throughout our organization. Over the years, we've implemented hundreds of innovations, and today we are focused on shortening the timeframe it takes to bring great ideas to our restaurants.

**People.** We are committed to being recognized internally and externally as an organization that attracts, retains and develops outstanding people who will ensure the delivery of quality products and services to our customers and financial performance to our shareholders. Our employees enjoy a positive environment where individuals are valued and teamwork is encouraged. We are improving recruitment procedures, retention strategies, training and development programs, our compensation system and benefits to create a more stable workforce.

**Supply Chain Management.** We are enhancing the efficiency of our entire supply chain to reduce costs of products and services. Programs include expanded strategic alliances and a focus on technology-driven cost reductions. These initiatives cover all aspects from ordering to receiving to inventory management and order fulfillment/accuracy so that we can maintain competitive menu-pricing and profitability in the marketplace. Our vision is to electronically link all suppliers, distributors, restaurants, and the corporate supply chain team to "real time" business information.

**Technology.** Changes in technology are yielding huge improvements in every aspect of our business, from information management to customer service. To take advantage of these opportunities, we are upgrading our information systems to be fully integrated with business functions. We are providing state-of-the-art technical solutions to our management team and restaurant operators. Our goal is to embrace technology as a tool to improve service in our restaurants, enhance our competitive position and produce superior results.

**Financial Planning and Reporting.** We are committed to analyzing and providing accurate, timely and comprehensive financial information to our management team and restaurant operators. The goal is to provide the tools for better business decisions. At the corporate level, we are focused on producing superior financial results and managing our balance sheet, while maintaining its strength. Over the past year, we significantly upgraded many processes and began to implement a corporate-wide, standardized financial reporting package integrating budgeting, capital planning and forecasting.

**Evolving Businesses.** As the global marketplace evolves and changes, we are focused on becoming an industry leader in evaluating, assimilating, monitoring and growing profitable businesses that will serve as growth vehicles in the future. Over the past year, we developed a 5-year plan for our International Wendy's division focused on disciplined growth in the Americas with our successful partners, while supporting our franchisees in existing markets. With our Tim Hortons U.S. division, we continue to make excellent progress.

**Process Change.** Continuous improvement is our mindset in everything we do – from the way we grill hamburgers at Wendy's to our tight quality standards for brewing and serving coffee at Tim Hortons. We focus on getting better at small tasks such as automated expense management while at the same time we innovate in major areas such as restaurant operations, supply chain and financial management. The goal is to embrace the concept of value-added processes to improve our efficiency and leverage the considerable talent of our people throughout the organization.

**Mergers and Acquisitions.** Throughout our history, we've made many acquisitions of real estate and successfully converted buildings to our restaurant brands. In 1995, we completed what many consider the most successful merger in the restaurant business, bringing together our two quality brands of Wendy's and Tim Hortons. We've also developed successful businesses such as our Wendy's sandwich bun baking plants in Zanesville, Ohio, and our Tim Hortons distribution business in Canada. In 2001, we formed a joint venture with IAWS Group/Cuisine de France to build a manufacturing facility in Ontario to produce par-baked sandwich baguettes and bakery items for our Tim Hortons chain. In 2002, we announced a minority investment in "fast-casual" restaurant pioneer Cafe Express. In the future, we expect to utilize our extensive consumer research as a basis for strategic opportunities ranging from mergers to acquisitions, investments, vertical integration, joint ventures and divestitures. M&A is a key part of our 10-year financial plan.

## New Initiatives Create Strong Marketing Plans

Wendy's marketing plans begin with an intimate understanding of consumers' needs and trends. Applying that knowledge enables us to present the Wendy's brand that is clearly differentiated from our competition, relevant to today's consumers and emotionally compelling in the minds of our customers.



As we began the year, many people had questions about the future look of Wendy's advertising. Fortunately, we began work on the evolution of our advertising a few years ago. We conducted extensive research to learn that consumers strongly believed the qualities and caring attitude of Dave Thomas have been transferred to the brand Wendy's. Consumers told us that Wendy's is a restaurant with high quality standards, innovative ideas and better tasting food, and one they could trust. The messages in our commercials therefore, will continue to feature our great tasting products as the hero of our advertising.

Plans for 2002 include new initiatives to drive incremental sales and profits, including the national introduction of our Garden Sensations salad line this spring; a year-long effort to promote our line of Classic Hamburgers and our late night hours; a stronger program supporting our Kids' Meal®; and, the launch of our first national Hispanic advertising campaign. Thanks to a shift in how we spend advertising dollars, we will achieve a 60% increase in the number of times we'll reach our target audiences throughout the year.

This is the strongest marketing plan in Wendy's history. It focuses on our strengths of quality food and innovation and leverages the Wendy's brand for future growth.


Eat Great, Even Late!

# helping keep America green





## Wendy's continues the tradition of innovative menu selections with "Garden Sensations" salads.

For more than 22 years, salads have been an integral part of the Wendy's brand. They reinforce our core brand equities of freshness, quality, variety and innovation.

Part of our heritage is to continually improve our products. So over the past two years we conducted rigorous research on consumer demographics and lifestyle trends. The goal was to identify consumer trends and develop new products that meet their needs. The first major result of our "Consumer of the Future" research is Garden Sensations.



While consumers once chose salads in an effort to reduce their intake of fat, calories and salt, they now seek more of a balance. Consumers still want healthy choices, but they also want great taste, appearance and texture. They are interested in wellness.

Garden Sensations were developed specifically to meet these emerging needs, while at the same time increase Wendy's sales and profits. Our new salads feature an assortment of fresh greens, contrasting textures and a variety of new toppings and dressings that allow consumers to customize their salad. The salads come in new packaging with deep bowls, clear lids and color-coded packets containing our unique toppings and dressings.

Garden Sensations Salads

We tested Garden Sensations in five markets during 2001 to make sure we had the right combination of taste, quality and value. The results were overwhelmingly positive as consumers love the product. The national rollout of Garden Sensations salads was completed in early 2002 and is being supported by the most powerful ad campaign in the history of the Company.

"We're convinced that the combination of a great new product, superior operations in our restaurants and powerful marketing will extend Wendy's leadership in salads. The new salads generated incremental sales and profits in our test markets," said Kathie Chesnut, executive vice president of Wendy's research and development department. "This is clearly a product that meets the needs of consumers and further distinguishes Wendy's as the quality brand in the quick-service restaurant industry."


you've got to
know beans
to know
coffee
Tim Hortons
ALWAYS FRESH
Tim Hortons
ALWAYS FRESH


Tim Hortons
ALWAYS FRESH

## Tim Hortons' coffee experts combine art and science to create our signature blend.

"Always Fresh" is our promise to every Tim Hortons customer. That's a key reason why customers visit our restaurants on a daily basis and sometimes two or more times per day. They trust our brand for freshness, consistency and reliability, starting with our premium blend of coffee. We serve every pot within 20 minutes of brewing, or not at all.




iced

We reinforce our commitment to fresh coffee with intensive training in the art and science of coffee. Every one of our store managers and owners participates in training at our coffee research and testing facility in Oakville, Ontario. They learn about coffee beans, brewing techniques, coffee-making equipment and quality assurance. This dedication to coffee is a big reason why Canadians make Tim Hortons their No. 1 choice in the morning, late after-noon and early evening.



Another reason is our menu, which has expanded over the years to keep pace with changing consumer tastes and preferences. Delicious menu additions are intended to delight customers with new tastes ranging from our newest Blueberry Burst™ muffin to new flavors of bagels, chili and chicken stew in a bread bowl.

Recent technology investments are helping us continually improve the Tim Hortons experience and meet our stringent taste and quality standards. Last March, we formed a joint venture with IAWS Group/Cuisine de France to build state-of-the-art baking facilities in Ontario to produce par-baked goods for Tim Hortons restaurants. The new facilities will ensure consistency and top quality, and it will give us the opportunity to enhance our fast-growing lunch business with freshly baked baguettes.



# catching up to consumers on the go





## "Service Excellence" at Wendy's helps customers get the quality food they expect – in record time.

Dave Thomas opened the first Wendy's restaurant with a simple strategy for success – serve quality food, take care of our customers and don't cut corners. This philosophy evolved into a commitment to Operational Excellence at Wendy's and a competitive edge in a tough business.

Every manager, franchisee and crew member in our system is expected to continually focus on improving store operations. The goal is to build sales, generate profits and continue to earn superior ratings from our customers in important areas such as highest quality and best-tasting food, friendliest employees and fastest service.

All of these areas represent real business opportunities. For example, our pick-up windows account for more than half of all North American restaurant sales. Thanks to our Service Excellence programs, we've improved the quality of our guests' experience by reducing overall service time and improving order accuracy. Our efforts are paying off. In 2001, *QSR Magazine* rated Wendy's No. 1 in fastest pick-up window service and overall performance. We completed the systemwide implementation of Service Excellence and are now developing tools to improve our inside-store business.

Our Late Night program began several years ago as a way to tap into the growing trend of consumers purchasing food after 10 p.m. This program has been highly successful. Backed by local and national advertising, Late Night sales have increased nearly 30% since 1999 and now account for about 8% of total North American company restaurant sales.

We reaffirmed our commitment to food safety and developed a standardized total cleaning program to ensure all restaurants are cleaned using the same processes and materials. Our People Excellence program addresses increasing demands on our employees with better training, competitive salaries and fair work schedules to reduce turnover. We've also included leadership training programs for operators, store managers and team leaders to address the changing workforce.




a great place to eat and work


CHOCOLATE CHIP
WHOLE WHEAT CARROT
WHOLE WHEAT & HONEY BAGEL
SESAME
MULTI-GRAIN BAGEL
ONION BAGEL
POPPY SEE

## "Team Tim Hortons™" initiatives are aimed at making us the Employer of Choice.

Tim Hortons is an industry leader for many reasons, from providing fresh coffee and baked goods to ensuring that stores are spotless and inviting. But great service is still the one quality that separates Tim Hortons from the competition. Our staff create the positive experience that keep customers coming back to our restaurants.

To maintain our industry leadership, we recently launched "Team Tim Hortons," a corporate-wide initiative aimed at making our chain an employer of choice. The Company also focuses on continuing to implement programs designed to improve overall service time for our customers, increase restaurant sales and improve profit margins.

"Tim Hortons has a tradition of superior products and service," says Paul House, Tim Hortons' president and chief operating officer. "And we are always looking at new initiatives that will take that tradition to the next level."

The introduction of a new line of stylish career wear for our 55,000 Tim Hortons employees, managers and storeowners is the first in a series of "Team Tim Hortons" initiatives. Extensive feedback from employees helped to create this distinct new look. It was designed to foster employee pride and self-esteem, while remaining comfortable, functional and durable. Next steps will include reviewing compensation, improving benefit and incentive programs and clarifying staff advancement opportunities across the chain. All of these initiatives work towards attracting and retaining the most qualified people, while remaining competitive in the marketplace.

TEAM Tim Hortons.

A new training initiative called Tandem Teams will help staff to improve the quality and speed of service to the customer. By simultaneously having one person handle the register and the other fill the order, we have seen dramatic reductions in service times, increases in productivity and impressive increases in sales.


location,
location,
great food
location



## Our standard and evolving store designs make for a great total experience.

Customers expect the ultimate experience at Tim Hortons. Achieving that requires detailed planning before a restaurant is even built. That's because the perfect Tim Hortons experience is more than great-tasting coffee at a great price. We make sure our restaurants are convenient for our customers and in a design format that meets their needs.



Although there are more than 2,100 Tim Hortons, there is plenty of room for additional Tim Hortons stores in Canada, especially in the Western provinces and Quebec, as well as in major urban centers such as Toronto, Vancouver and Montreal. At the same time, we are continuing our aggressive remodeling program to maintain the contemporary look of the brand and improve customer service.

We have been able to build traditional restaurants in unique locations by modifying our designs to fit stores into different communities. A great example is our restaurant located on Princess Street in historic downtown Kingston, Ontario (pictured above). Inside this 19th century limestone heritage building, we seamlessly melded the old-world charm of mahogany finishes and antique-looking tables with some of our latest interior designs.

And when it strategically fits, Tim Hortons is also able to build units in a variety of non-traditional settings. We continue to expand with kiosks located in gasoline and convenience stores, universities, supermarkets, airports and highway rest stops.



We plan to continue opening new stores in selected regions of the United States, including New York, Michigan, Ohio, Kentucky, West Virginia and Maine. As we open additional stores, Tim Hortons becomes more accessible and convenient to our U.S. consumers who can make our products part of their daily routine. And having more stores in core markets also allows Tim Hortons to increase advertising and marketing support in those areas.

# there's a point to all this techn


CLASSIC SINGLE
PICKLE
MUSTARD
ONION
ONLY
SPICY CHICKN
GRILLD CHICKN
CPN MENU
MISC MENU
CMB SD MENU
COND MENU



## Technology in the restaurant improves accuracy and speed of service for customers.

Operating well-run, profitable restaurants requires discipline, a focus on customers and innovation. That's why we have always embraced the philosophy of continuous improvement.

In the area of technology, we are committed to using the most powerful tools to improve our restaurants. At Wendy's, we are rolling out new systems that integrate touch-screen registers, monitors at the sandwich-making area, computer-based training stations and a manager's workstation. There are many advantages to the new systems. The most important result is that we can serve our customers more quickly and with more accurate orders. Additionally, our managers can more accurately plan and forecast, which results in better controls of food and labor costs.

"Technology is a great tool in an operations driven company," says John Deane, senior vice president of information technology at Wendy's. "Our New Store Systems rollout is just one area where we are making major strides with technology to improve the customer experience."



Nearly every critical part of operating a restaurant is now linked into a computer-based operating system. Starting with orders at the front counter, employees touch the correct food or beverage icons on the computer screen where they are automatically sent to kitchen sandwich-making stations. At the same time, order-confirmation displays at the pick-up windows help to ensure order accuracy.



All of this information is sent to the back office where food and labor costs are analyzed to assist with financial management and control administration costs. The new systems are also being used to improve in-store training, including the preparation of promotional sandwiches, thereby allowing stores to take full advantage of sales- and profit-enhancing programs.

Wendy's International, Inc. is one of the world's largest restaurant operating and franchising companies with $8.3 billion in systemwide sales in 2001 and two quality brands, Wendy's Old Fashioned Hamburgers and Tim Hortons. Wendy's generates about three-quarters of the Company's revenues. Tim Hortons generates most of the remaining revenue and is the fastest growing segment.

The Company also operates sandwich bun manufacturing facilities for Wendy's and a distribution business at Tim Hortons.

The guiding mission of our two brands is to deliver superior quality products and services for our customers and communities through leadership, innovation and partnerships.

Our vision is to be the quality leader in everything we do.



**Restaurants Worldwide – 8,206**
○ Wendy's – 6,043
○ Tim Hortons – 2,163



**Systemwide Sales – $8.3 billion**
○ Wendy's – $6.8 billion
○ Tim Hortons – $1.5 billion



**Revenues – $2.4 billion**
○ Wendy's – $1.8 billion
○ Tim Hortons – $572 million



**Pretax Segment Income – $429 million***
○ Wendy's – $297 million
○ Tim Hortons – $132 million

*Excludes corporate charges.



Cuisine de France

Cafe Express

The Company's long-term strategy is to develop additional earnings growth drivers. In 2001, Tim Hortons completed a joint venture agreement with IAWS Group/Cuisine de France to build par-baked goods manufacturing facilities in Canada. The first plant, expected to open in the fall of 2002, will produce par-baked sandwich baguettes and confectionery items for the Tim Hortons chain. In February of 2002, Wendy's International, Inc. announced a minority investment in fast-casual restaurant pioneer Cafe Express. The chain of 13 restaurants, located primarily in Texas, offers high quality food considered by consumers as upscale bistro. The Cafe Express menu includes pastas, salads, sandwiches, roasted chicken, soups and side dishes.



## Wendy's

Wendy's Old Fashioned Hamburgers was founded in 1969 by Dave Thomas. His concept of made-to-order hamburgers and fast, friendly service has earned the Company its position as a quality leader in the quick-service restaurant industry.

With 6,043 restaurants in 27 countries and territories, Wendy's is the third-largest hamburger chain in the world. 5,315 restaurants operate in five regions in the U.S; 339 in Canada and 389 restaurants outside of North America. A franchise system of more than 500 owners operate 4,815 units or nearly 80% of the total Wendy's system of 6,043 restaurants. The Company operates the remaining 1,228 restaurants or approximately 20% of the total system.



Wendy's share of U.S quick-service restaurant hamburger sales was 13.1% in 2001.

In 2001, Wendy's generated $1.8 billion in revenues. The Company opened 334 new Wendy's restaurants in 2001. Average net sales for Wendy's company restaurants in the U.S. continued to grow to a record $1.34 million per unit in 2001.

The menu at Wendy's offers quality, great-tasting food at a variety of affordable price points. Hot 'n Juicy hamburgers are made with fresh beef, hot off the grill, with a choice of toppings and include the Classic Single,® Double and Triple, as well as the Big Bacon Classic.® Special promotional hamburgers such as the Bacon Mushroom Melt,℠ Cheddar Lovers'™ Bacon Cheeseburger, and Bacon Swiss Cheeseburger keep the menu exciting with their limited time offerings.





The Super Value Menu offers customers a great value along with a wide variety of foods priced at 99¢ every day, including chicken nuggets, Hot Stuffed Baked Potatoes,℠ side salads, the Junior Bacon Cheeseburger and a Frosty™ Dairy Dessert.



Three chicken sandwiches are offered: a breaded Chicken Breast Fillet, Grilled Chicken, and Spicy Chicken featuring whole, white meat breast fillets. In addition, Wendy's offers promotional sandwiches such as the Honey Ham & Chicken and Mozzarella Chicken Supreme.℠

Wendy's conducts extensive consumer research and has a highly disciplined approach to its research, development and testing process to ensure the success of new products.



Garden Sensations, a new line of freshly made salads, features four offerings: Mandarin Chicken,℠ Chicken BLT, Taco Supremo and Spring Mix.

Customers consistently give Wendy's high marks when it comes to ratings such as food quality, menu variety and overall dining experience. In an independent survey completed in December 2001, Wendy's was rated No. 1 in 46 of 58 important consumer attributes.

Programs aimed toward continuous improvement (Service Excellence and People Excellence), help to improve service times in our restaurants. They also reduce employee turnover and provide better training to our employees, which ultimately improves our customers' experience when they visit our restaurants.

"We have earned the trust of our customers and we intend to keep it by consistently delivering quality products, served by friendly employees



**U.S. QSR Hamburger Market Share**
○ Wendy's – 13.1%
○ Other Major Chains – 80.4%
Smaller Chains – 6.5%

**Wendy's Average Net Sales per U.S. Company Restaurant**
*($ millions)*


01 1.34
00 1.31
99 1.28
98 1.17
97 1.11



in a clean restaurant," said Tom Mueller, president and chief operating officer of Wendy's North America. "Wendy's was rated No. 1 in 2001 for the fastest pick-up window service and overall performance by *QSR Magazine*. We are proud of our employees' commitment to serving our customers."

The foundation of Wendy's success, our four key operating strategies, are as important today as they were when first implemented more than 12 years ago. They are:

- Exceeding customers' expectations,
- Creating the Wendy's difference through marketing,
- Growing our restaurant system aggressively but responsibly,
- Creating a performance-driven culture.



# Tim Hortons

Tim Hortons is the largest coffee and fresh-baked restaurant chain in Canada. The chain was founded in 1964 by Ron Joyce and former hockey great Tim Horton and merged with Wendy's in 1995.

Today, the Tim Hortons system consists of 2,163 total restaurants. 2,023 are located in Canada and 140 in the U.S. – most of which are operated by franchisees.

Tim Hortons generated $572 million in revenues during 2001. 201 new Tim Hortons units were opened during the year, including 20 in the U.S. Average net sales for standard Tim Hortons units in Canada reached an all-time high of $1.46 million (Canadian) in 2001.

"Always Fresh" has been the Company's operating philosophy from its very first store in Hamilton, Ontario to its newest location in Mississauga, Ontario. The Tim Hortons' brand has made a powerful connection with consumers and is considered a cultural icon in Canada.



Great-tasting coffee and delicious baked goods are a big reason why Tim Hortons is ranked No. 1 in morning sales. The premium blend coffee, made from 100% arabica beans, is served within 20 minutes of brewing. Other consumer favorites include flavored hot cappuccinos, Café Mocha and iced cappuccino. Broad arrays of delicious baked goods are offered, including donuts, Timbits,® muffins, bagels, coffeecake, croissants and cookies.



Adding new twists to favorites, like the new Fruit Explosion™ muffins, including the Blueberry Burst muffin, keep baked goods a popular menu item.

The menu has expanded over the years to keep pace with changing consumer tastes and preferences, creating sales opportunities for the lunch and dinner hours. Most restaurants feature "Tim's Own" signature sandwiches and soups. The bread bowl concept was enhanced in 2001 with the introduction of chili in a bread bowl, in addition to our popular chicken stew.

New baking facilities in Canada will produce par-baked items like fresh breads and baguettes, further strengthening Tim Hortons' position in the fast-growing lunch business.



**Tim Hortons Canada Average Net Sales per Standard Restaurant**
*(in Canadian $ millions)*


01 1.46
00 1.35
99 1.22
98 1.09
97 .99

"Team Tim Hortons," a corporate-wide initiative launched in 2001, focuses on crew retention and career advancement of 55,000+ employees. The first initiative of the program, a new line of restaurant career wear, was introduced in 2001 with additional programs scheduled for 2002. In addition, a new training initiative called Tandem Teams has improved speed of service and productivity, resulting in increased sales.

"Our employees and franchisees are an important asset to the brand Tim Hortons," said Paul House, president and chief operating officer of Tim Hortons. "Employees and customers alike benefit from our initiatives to improve productivity and retention. Our employees are happy and that carries through to our customers. Our continued goal is to provide superior products and 24-hour service to our customers."

Today, Tim Hortons has 70% of the coffee and fresh-baked goods market in Canada and 21% of the overall quick-service market.





**Canadian Coffee and Donut Market Share** (eater occasions)
○ Tim Hortons – 70%
○ All Other – 30%

**Trademark Information**

®, TM – Wendy's, Wendy's logos, Dave Thomas' name and image, registered trademarks and other marks, logos, taglines and/or slogans are owned by Oldemark LLC and properly licensed to Wendy's International, Inc.

®, TM – The Tim Hortons trademarks and/or other logos and/or slogans are owned by the TDL Group Ltd. (Canada) and T.H.D. Donut (Delaware), Inc. (U.S.).

Cafe Express is a registered trademark of Cafe Express LLC.

®, TM – Cuisine de France and other marks and logos are owned by Cuisine de France Limited.

Dave Thomas photos on back cover by Robert Levite.

**Safe Harbor Statement**

Certain information contained in this summary annual report, particularly information regarding future economic performance and finances, plans and objectives of management, is forward looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. In addition, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the quick-service restaurant industry, which remains intense, both domestically and internationally, with many competitors pursuing heavy price discounting; changes in economic conditions; consumer perceptions of food safety; harsh weather, particularly in the first and fourth quarters; changes in consumer tastes; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations and financing for new restaurant development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully complete transactions designed to improve its return on investment; and other factors set forth in Exhibit 99 to the Company's Form 10-K filed with the Securities and Exchange Commission and in the Financial Statements and Other Information furnished with the Proxy Statement for the 2002 Annual Meeting of Shareholders.

| CONSOLIDATED CONDENSED STATEMENTS OF INCOME | 2001 | 2000 | 1999 |
|---|---|---|---|
| *Years ended December 30, 2001, December 31, 2000 and January 2, 2000* | | | *(In thousands, except per share data)* |
| Revenues | | | |
| Retail sales | $1,925,319 | $1,807,841 | $1,666,438 |
| Franchise revenues | 465,878 | 429,105 | 400,620 |
| | 2,391,197 | 2,236,946 | 2,067,058 |
| Costs and expenses | | | |
| Cost of sales | 1,229,277 | 1,140,840 | 1,046,380 |
| Company restaurant operating costs | 406,185 | 382,963 | 362,160 |
| Operating costs | 91,701 | 86,272 | 81,706 |
| General and administrative expenses | 216,124 | 208,173 | 192,857 |
| Depreciation and amortization of property and equipment | 118,280 | 108,297 | 97,917 |
| International charges | | 18,370 | |
| Other expense | 1,722 | 5,514 | 7,193 |
| Interest expense | 30,175 | 28,859 | 29,140 |
| Interest income | (9,647) | (13,779) | (18,981) |
| | 2,083,817 | 1,965,509 | 1,798,372 |
| Income before income taxes | 307,380 | 271,437 | 268,686 |
| Income taxes | 113,731 | 101,789 | 102,101 |
| Net income | $ 193,649 | $ 169,648 | $ 166,585 |
| Basic earnings per common share | $1.72 | $1.48 | $1.37 |
| Diluted earnings per common share | $1.65 | $1.44 | $1.32 |
| Dividends per common share | $.24 | $.24 | $.24 |
| Basic shares | 112,275 | 114,341 | 122,032 |
| Diluted shares | 121,144 | 122,483 | 131,039 |



*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders.*

| CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS | 2001 | 2000 | 1999 |
|---|---|---|---|
| *Years ended December 30, 2001, December 31, 2000 and January 2, 2000* | | | *(In thousands)* |
| Cash flows provided by operating activities | $305,196 | $302,216 | $291,284 |
| Cash flows from investing activities | | | |
| Proceeds from property dispositions | 29,961 | 37,979 | 100,160 |
| Capital expenditures | (301,054) | (275,675) | (247,797) |
| Acquisition of franchises | (2,278) | (1,555) | (1,725) |
| Principal payments of notes receivable | 14,121 | 5,738 | 103,728 |
| Investment in joint venture | (14,103) | | |
| Other investing activities | (8,575) | (6,247) | 3,057 |
| Net cash used in investing activities | (281,928) | (239,760) | (42,577) |
| Cash flows from financing activities | | | |
| Proceeds from employee stock options exercised | 40,207 | 21,982 | 22,826 |
| Repurchase of common stock | (287,308) | (93,435) | (187,257) |
| Principal payments on long-term obligations | (5,078) | (4,554) | (4,929) |
| Proceeds from issuance of senior notes | 197,138 | | |
| Dividends paid on common stock | (26,824) | (27,516) | (29,305) |
| Net cash used in financing activities | (81,865) | (103,523) | (198,665) |
| Increase (decrease) in cash and cash equivalents | (58,597) | (41,067) | 50,042 |
| Cash and cash equivalents at beginning of period | 169,718 | 210,785 | 160,743 |
| Cash and cash equivalents at end of period | $111,121 | $169,718 | $210,785 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders.*

## CONSOLIDATED CONDENSED BALANCE SHEETS

| December 30, 2001 and December 31, 2000 | 2001 | 2000 |
|---|---|---|
| | *(Dollars in thousands)* | |
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | $ 111,121 | $ 169,718 |
| Accounts receivable, net | 83,603 | 75,960 |
| Notes receivable, net | 11,295 | 11,832 |
| Deferred income taxes | 15,000 | 21,503 |
| Inventories and other | 45,334 | 40,086 |
| | 266,353 | 319,099 |
| Property and equipment, net | 1,639,978 | 1,497,090 |
| Notes receivable, net | 32,694 | 38,932 |
| Goodwill, net | 41,214 | 43,719 |
| Deferred income taxes | 36,175 | 20,572 |
| Other assets | 59,629 | 38,304 |
| | $ 2,076,043 | $1,957,716 |
| Liabilities and Shareholders' Equity | | |
| Current liabilities | | |
| Accounts payable | $ 112,245 | $ 125,564 |
| Accrued expenses | 180,232 | 166,909 |
| Current portion of long-term obligations | 4,210 | 3,943 |
| | 296,687 | 296,416 |
| Long-term obligations | 451,246 | 248,384 |
| Deferred income taxes and other | 98,331 | 86,773 |
| Company-obligated mandatorily redeemable preferred securities of subsidiary Wendy's Financing I, holding solely Wendy's Convertible Debentures | 200,000 | 200,000 |
| Shareholders' equity | | |
| Preferred stock, Authorized: 250,000 shares | | |
| Common stock, $.10 stated value per share, Authorized: 200,000,000 shares Issued and Exchangeable: 138,452,000 and 136,188,000 shares, respectively | 13,271 | 12,074 |
| Capital in excess of stated value | 467,687 | 423,144 |
| Retained earnings | 1,377,840 | 1,211,015 |
| Accumulated other comprehensive expense | (48,754) | (27,133) |
| | 1,810,044 | 1,619,100 |
| Treasury stock, at cost: 33,277,000 and 21,978,000 shares, respectively | (780,265) | (492,957) |
| | 1,029,779 | 1,126,143 |
| | $ 2,076,043 | $1,957,716 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders.*



### REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Wendy's International, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets at December 30, 2001 and December 31, 2000 and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the periods ended December 30, 2001, December 31, 2000 and January 2, 2000 of Wendy's International, Inc. and Subsidiaries appearing in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders (which financial statements are not presented herein); and in our report dated February 8, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed financial statements, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 8, 2002
Columbus, Ohio

### MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

To Our Shareholders

Management is responsible for the preparation of the consolidated condensed financial statements and other related financial information included in this Summary Annual Report. The consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, incorporating management's reasonable estimates and judgments, where applicable. The financial statements which are contained in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders should be read in conjunction with these consolidated condensed financial statements.

Kerrii B. Anderson

Kerrii B. Anderson
Executive Vice President and Chief Financial Officer

# ELEVEN-YEAR SELECTED FINANCIAL DATA

| **Operations** *(in millions)* | | 2001 | 2000[1] | 1999 | 1998[1][2] | 1997[1] | 1996 | 1995[1] | 1994[1] | 1993[1] | 1992[1][2] | 1991[1] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Systemwide sales | | | | | | | | | | | | |
| Wendy's | $ | 6,837 | 6,412 | 5,994 | 5,528 | 5,202 | 4,760 | 4,469 | 4,203 | 3,890 | 3,591 | 3,200 |
| Tim Hortons | $ | 1,462 | 1,287 | 1,080 | 895 | 772 | 646 | 541 | 440 | 377 | 341 | 308 |
| Retail sales | $ | 1,925 | 1,808 | 1,666 | 1,580 | 1,646 | 1,560 | 1,455 | 1,359 | 1,282 | 1,196 | 1,028 |
| Revenues | $ | 2,391 | 2,237 | 2,067 | 1,942 | 2,031 | 1,890 | 1,739 | 1,585 | 1,475 | 1,370 | 1,176 |
| Income before income taxes | $ | 307 | 271 | 269 | 208 | 219 | 255 | 165 | 150 | 118 | 104 | 79 |
| Net income | $ | 194 | 170 | 167 | 123 | 130 | 156 | 110 | 97 | 81 | 66 | 52 |
| Capital expenditures | $ | 301 | 276 | 248 | 242 | 295 | 307 | 218 | 172 | 137 | 140 | 86 |
| **Financial Position** *(in millions)* | | | | | | | | | | | | |
| Total assets | $ | 2,076 | 1,958 | 1,884 | 1,838 | 1,942 | 1,781 | 1,509 | 1,215 | 1,100 | 1,013 | 966 |
| Property and equipment, net | $ | 1,640 | 1,497 | 1,389 | 1,281 | 1,266 | 1,208 | 1,007 | 865 | 787 | 745 | 682 |
| Long-term obligations | $ | 451 | 248 | 249 | 246 | 250 | 242 | 337 | 145 | 201 | 234 | 240 |
| Shareholders' equity | $ | 1,030 | 1,126 | 1,065 | 1,068 | 1,184 | 1,057 | 819 | 702 | 624 | 553 | 504 |
| **Per Share Data** | | | | | | | | | | | | |
| Net income – diluted | $ | 1.65 | 1.44 | 1.32 | .95 | .97 | 1.19 | .88 | .79 | .67 | .56 | .45 |
| Dividends | $ | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 | .24 |
| Shareholders' equity | $ | 9.79 | 9.86 | 9.01 | 8.61 | 8.95 | 8.16 | 6.81 | 5.94 | 5.33 | 4.80 | 4.43 |
| Market price at year-end | $ | 29.17 | 26.25 | 20.81 | 21.81 | 22.88 | 20.88 | 21.25 | 14.38 | 17.38 | 12.63 | 9.25 |
| **Ratios** | | | | | | | | | | | | |
| Domestic Wendy's company operating profit margin | % | 14.9 | 16.5 | 16.7 | 15.7 | 14.9 | 13.4 | 15.2 | 15.8 | 15.0 | 14.3 | 13.5 |
| Pretax profit margin | % | 12.9 | 12.1 | 13.0 | 10.7 | 10.8 | 13.5 | 9.5 | 9.5 | 8.0 | 7.6 | 6.7 |
| Return on average assets[3] | % | 9.7 | 9.2 | 9.1 | 6.7 | 7.0 | 9.9 | 8.1 | 8.5 | 7.6 | 6.8 | 5.7 |
| Return on average equity | % | 16.9 | 15.9 | 15.4 | 11.0 | 11.5 | 16.6 | 14.5 | 14.7 | 13.8 | 12.7 | 10.7 |
| Long-term debt to equity[4] | % | 44 | 22 | 23 | 23 | 21 | 23 | 41 | 21 | 32 | 42 | 48 |
| Debt to total capitalization[4] | % | 30 | 18 | 19 | 19 | 17 | 19 | 29 | 17 | 24 | 30 | 32 |
| Price to earnings[5] | % | 18 | 18 | 16 | 23 | 24 | 18 | 24 | 18 | 26 | 23 | 21 |
| **Restaurant Data** | | | | | | | | | | | | |
| Domestic Wendy's open at year-end | | | | | | | | | | | | |
| Company | | 1,096 | 1,034 | 982 | 928 | 1,073 | 1,191 | 1,200 | 1,168 | 1,132 | 1,117 | 1,080 |
| Franchise | | 4,219 | 4,061 | 3,886 | 3,748 | 3,502 | 3,178 | 2,997 | 2,826 | 2,657 | 2,490 | 2,408 |
| International Wendy's open at year-end | | | | | | | | | | | | |
| Company | | 132 | 119 | 130 | 108 | 129 | 124 | 111 | 96 | 92 | 91 | 82 |
| Franchise | | 596 | 578 | 529 | 549 | 503 | 440 | 359 | 321 | 287 | 264 | 234 |
| Total Wendy's | | 6,043 | 5,792 | 5,527 | 5,333 | 5,207 | 4,933 | 4,667 | 4,411 | 4,168 | 3,962 | 3,804 |
| Tim Hortons U.S. open at year-end | | | | | | | | | | | | |
| Company | | 57 | 58 | 74 | 84 | 59 | 7 | – | – | – | – | – |
| Franchise | | 83 | 62 | 34 | 16 | 20 | 15 | 17 | 13 | 10 | 10 | 6 |
| Tim Hortons Canada open at year-end | | | | | | | | | | | | |
| Company | | 40 | 47 | 42 | 70 | 65 | 58 | 38 | 22 | 24 | 31 | 24 |
| Franchise | | 1,983 | 1,813 | 1,667 | 1,497 | 1,434 | 1,304 | 1,142 | 908 | 687 | 587 | 516 |
| Total Tim Hortons | | 2,163 | 1,980 | 1,817 | 1,667 | 1,578 | 1,384 | 1,197 | 943 | 721 | 628 | 546 |
| Total Units | | 8,206 | 7,772 | 7,344 | 7,000 | 6,785 | 6,317 | 5,864 | 5,354 | 4,889 | 4,590 | 4,350 |
| Average net sales per domestic Wendy's restaurant *(in thousands)* | | | | | | | | | | | | |
| Company | $ | 1,337 | 1,314 | 1,284 | 1,174 | 1,111 | 1,049 | 1,014 | 1,001 | 978 | 924 | 874 |
| Franchise | $ | 1,164 | 1,130 | 1,102 | 1,031 | 1,017 | 978 | 974 | 982 | 960 | 907 | 843 |
| Total domestic | $ | 1,199 | 1,167 | 1,138 | 1,062 | 1,042 | 998 | 986 | 988 | 966 | 912 | 852 |
| Average net sales per Canadian Tim Hortons standard restaurant *(in thousands of Canadian dollars)* | $ | 1,458 | 1,354 | 1,216 | 1,091 | 986 | 908 | 878 | 854 | 769 | 734 | 714 |
| **Other Data** | | | | | | | | | | | | |
| Diluted shares *(in thousands)* | | 121,144 | 122,483 | 131,039 | 137,089 | 140,738 | 133,684 | 130,164 | 128,718 | 127,377 | 125,994 | 115,836 |
| Registered shareholders at year-end | | 80,000 | 82,000 | 87,000 | 92,000 | 92,000 | 82,000 | 63,000 | 57,000 | 56,000 | 56,000 | 53,000 |
| Number of employees at year-end | | 44,000 | 44,000 | 40,000 | 39,000 | 47,000 | 49,000 | 47,000 | 45,000 | 44,000 | 43,000 | 40,000 |

(1) *Includes pretax charges of $18.4 million ($11.5 million after tax), $33.9 million ($25.2 million after tax) and $72.7 million ($50.0 million after tax) for 2000, 1998 and 1997, respectively. Includes special pretax charges of $49.7 million, $28.9 million, $23.3 million, $17.7 million and $17.8 million, for 1995, 1994, 1993, 1992 and 1991, respectively, primarily all related to special profit sharing contributions made at Tim Hortons.*

(2) *Fiscal year includes 53 weeks.*

(3) *Return on average assets is computed by dividing net income by average assets.*

(4) *Excludes company-obligated mandatorily redeemable preferred securities.*

(5) *Price to earnings is computed using the year-end stock price divided by the net income for the year.*

WEN LISTED NYSE

## Wendy's International, Inc.

Stock Symbol/Exchange: WEN (NYSE)

## Corporate Governance

- The majority of the Board Membership Committee and the committee chairpersons are outside directors.
- The Compensation Committee is comprised of all outside directors.
- The Audit Committee is comprised of all outside directors.
- Members of the Board have broad, diverse and relevant backgrounds in senior management positions, the restaurant industry, retail, finance and legal.
- A policy against the payment of greenmail is in place.

## Certified Public Accountants

PricewaterhouseCoopers LLP
Columbus, Ohio

## Legal Counsel

Vorys, Sater, Seymour and Pease LLP
Columbus, Ohio

## Corporate Offices

**Wendy's International, Inc.**
4288 West Dublin Granville Road
P.O. Box 256
Dublin, Ohio 43017-0256
(614) 764-3100

**Tim Hortons**
874 Sinclair Road
Oakville, Ontario L6K 2Y1
(905) 845-6511

**Tim Hortons – U.S. Office**
4150 Tuller Road, Suite 236
Dublin, Ohio 43017-5014
(614) 791-4200

## Annual Meeting

The Annual Meeting of Shareholders of Wendy's International, Inc. will be held at 10:00 a.m., May 1, 2002, at the Aladdin Shrine Temple, 3850 Stelzer Road, Columbus, Ohio 43219. Shareholders are cordially invited to attend.

## General Information

**Consumer inquiries, concerns, store locations and information requests:**
Wendy's: (614) 764-3100
Tim Hortons: (905) 845-6511

**Media inquiries:**
Wendy's:
Denny Lynch
Senior Vice President, Communications
(614) 764-3413
Tim Hortons:
Patti Jameson
Vice President, Corporate Communications
(905) 339-6198

**Franchise inquiries:**
Wendy's:
U.S. – (614) 764-8434
Canada – (905) 849-7685
International – (614) 764-8434
Tim Hortons:
Canada – (905) 339-5651
U.S. – (614) 791-4200

**Corporate Websites:**
www.wendys-invest.com
www.wendys.com™
www.timhortons.com™

## Common Shares

Wendy's shares are traded primarily on the New York Stock Exchange. Options in Wendy's shares are traded on the Pacific Stock Exchange.

## TECONS – Term Convertible Securities, Series A

The term convertible securities, issued in 1996, are listed on the New York Stock Exchange as WEN PrT. For more details, contact the Company's Investor Relations Department.

## Market Price of Common Stock

| 2001 | High | Low | Close |
|---|---|---|---|
| 1Q | $ 26.4375 | $ 20.00 | $ 22.32 |
| 2Q | $ 26.77 | $ 22.26 | $ 25.54 |
| 3Q | $ 29.38 | $ 24.54 | $ 26.65 |
| 4Q | $ 30.50 | $ 25.90 | $ 29.17 |

| 2000 | High | Low | Close |
|---|---|---|---|
| 1Q | $ 21.825 | $ 14.00 | $ 20.1875 |
| 2Q | $ 23.3125 | $ 17.5625 | $ 17.8125 |
| 3Q | $ 20.6875 | $ 16.75 | $ 20.0625 |
| 4Q | $ 27.125 | $ 18.625 | $ 26.25 |

## Stock Split History

| | |
|---|---|
| September 1977 | 4-for-3 |
| June 1978 | 2-for-1 |
| March 1981 | 3-for-2 |
| November 1982 | 3-for-2 |
| March 1984 | 4-for-3 |
| March 1985 | 4-for-3 |
| May 1986 | 5-for-4 |

(Example: 100 shares of Wendy's common stock purchased in 1976 equaled 1,333 at 12/31/01.)

## Dividend History

Wendy's quarterly dividend is currently $.06 per share. Wendy's has paid 95 consecutive dividends. Additional information on dividends can be obtained by contacting the Investor Relations Department at the Corporate Office.

## Debt Rating

| | |
|---|---|
| Standard & Poors | BBB+ |
| Moody's | Baa-1 |

(As of 12/31/01)

## New Investors Choice Dividend Reinvestment, Direct Stock Purchase and Sale Plan

Effective April 1, 2002, investors may elect to purchase Common Shares of Wendy's International, Inc. directly through InvestorsChoice.

The Investors Choice Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by the Company's transfer agent, American Stock Transfer & Trust Company (AST) and replaces the former Wendy's Dividend Reinvestment and Stock Purchase Plan.

Minimum investment for the initial direct stock purchase is $250. Additional investments of $25 or more may be purchased as often as daily.

For more information/enrollment in the Investors Choice Plan, contact AST via:
**Internet:** www.InvestPower.com
**Telephone:** (877) 681-8121 (toll free)
**Mail:** See address under Transfer Agent & Registrar.

## Investor Fairs

Visit the Wendy's booth at the following National Association of Investors Corporation (NAIC) investors fairs in 2002:

| | |
|---|---|
| April 5 | Columbus, OH |
| September 19-21 | Portland, OR |

## Investor Contacts

**Analysts, portfolio managers and financial media:**
John D. Barker
Vice President, Investor Relations and Financial Communications
(614) 764-3044
Fax: (614) 764-3330
john_barker@wendys.com

**Individual investors and brokers:**
Marsha Gordon
Investor and Shareholder Relations Specialist
(614) 764-3019
Fax: (614) 764-3330
marsha_gordon@wendys.com

## Shareholder Communications

Wendy's shareholders receive written communication from the Company annually. The Annual Report and Proxy Statement are mailed in mid-March.

For additional sources of financial information, including quarterly earnings, webcasts, news releases, 10-Ks, 10-Qs, current stock prices and other information, visit www.wendys-invest.com.

**Receive investor information:**
**By email:** Sign up at the "Updates by Email" link at www.wendys-invest.com.
**By mail:** Sign up at the "Investor Library" link at www.wendys-invest.com or call (614) 764-3105.

**Videotape requests:** A corporate identity video is available to investment clubs and other interested groups by calling (614) 764-3105.

## Shareholder Inquiries

Inquiries regarding address corrections, lost certificates, dividends, direct deposit, changes of registration, direct stock purchase, dividend reinvestment, and other shareholder account matters should be directed to Wendy's transfer agent, American Stock Transfer & Trust Company.

## Transfer Agent and Registrar

American Stock Transfer & Trust Company
Shareholder Services Department
59 Maiden Lane, Plaza Level
New York, NY 10038
(718) 921-8200
1-800-937-5449 (except area code 212)
1-800-278-4353 (Dividend reinvestment)
www.amstock.com



# Thanks, Dave

To millions, Dave Thomas was the voice of Wendy's.
To us, he was our founder and friend.


BIKE SHOP